UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Capital Senior Living Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

140475104

(CUSIP Number)

Merihan Tynan

Cove street capital, llc

2101 East El Segundo Boulevard, Suite 302

El Segundo, California 90245

(424) 221-5897

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 11, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 140475104

1	NAME OF REPORTING PERSON

Cove Street Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,402,287
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,611,038 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,611,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3% (2)
14	TYPE OF REPORTING PERSON

IA

(1) The shared dispositive power includes 208,751 Shares of a separately managed account, where CSC does not have any voting power over.

(2) The percentage was calculated based on 31,275,825 Shares outstanding as of November 1, 2018 as reported on the Form 10-Q filed by the Issuer on November 7, 2018.

2

CUSIP NO. 140475104

1	NAME OF REPORTING PERSON

Jeffrey Bronchick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,402,287
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,000
	10	SHARED DISPOSITIVE POWER

2,611,038
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,626,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 140475104

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) and is being re-filed by the undersigned to correct formatting errors in the letter attached as Exhibit 99.1. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by CSC and held in a separately managed account by CSC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,611,038 Shares beneficially owned by CSC is approximately $28,829,219, including brokerage commissions.

The Shares purchased by Mr. Bronchick were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 15,000 Shares owned by Mr. Bronchick is approximately $112,554, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 11, 2019, the Reporting Persons delivered a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) recommending, among other things, that the Board pursue changes to its composition and seek to declassify itself such that all Board members are elected annually, beginning with the nominees standing for election to the Board at the Issuer’s 2019 annual meeting of stockholders.

The Letter further stated the Reporting Persons’ belief that the Issuer can achieve value by making improvements in internal execution, through the proper alignment of incentives at the Board and management level, and with external assistance.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 31,275,825 Shares outstanding, as of November 1, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018.

4

CUSIP NO. 140475104

A.	CSC
(a)	As of the close of business on January 11, 2019, CSC beneficially owned 2,611,038 Shares.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,402,287
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,611,038

(c)	The transactions in the Shares by CSC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Bronchick
(a)	As of the close of business on January 11, 2019, Mr. Bronchick directly beneficially owned 15,000 Shares. Mr. Bronchick, as a member of CSC, may be deemed the beneficial owner of the 2,611,038 Shares owned by CSC.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 15,000
2. Shared power to vote or direct vote: 2,402,287
3. Sole power to dispose or direct the disposition: 15,000
4. Shared power to dispose or direct the disposition: 2,611,038

(c)	The transactions in the Shares by Mr. Bronchick during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of CSC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board, dated January 11, 2019.

5

CUSIP NO. 140475104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2019

COVE STREET CAPITAL, LLC

By:	/s/ Merihan Tynan
	Name:	Merihan Tynan
	Title:	Chief Compliance Officer; Principal

/s/ Jeffrey Bronchick
Jeffrey Bronchick

6

CUSIP NO. 140475104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Cove Street capital, llc

Sale of Common Stock	(30,000)	8.1500	11/27/2018
Sale of Common Stock	(19,349)	8.4200	12/06/2018

Jeffrey Bronchick

Purchase of Common Stock	15,000	7.5000	12/18/2018